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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                                RDO EQUIPMENT CO.
                                -----------------
                                (Name of Issuer)




                      CLASS A COMMON STOCK, $.01 PAR VALUE
                      ------------------------------------
                         (Title of Class of Securities)




                                   749413 10 0
                                   -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement:/ / (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 749413 10 0                 13G                 Page  2  of  5  Pages
          -----------                                           ---    ---
-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Ronald D. Offutt (the "Reporting Person")
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Reporting Person is a citizen of the United States of America.
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
Beneficially                        Power   7,459,492
Owned by                     --------------------------------------------------
Each Reporting                (6) Shared Voting
Person With                         Power   0
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power   7,459,492
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power   0
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     7,459,492
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
     Not Applicable
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     56.6%
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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Item 1(a).     NAME OF ISSUER:

               The name of the issuer is RDO Equipment Co. (the "Issuer").

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The address of the principal executive offices of the Issuer is 2829 South University Drive, Fargo, North Dakota 58109.

Item 2(a).     NAME OF PERSON FILING:

               Ronald D. Offutt (the "Reporting Person").

Item 2(b).     ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NON, RESIDENCE:

               The address of the Reporting Person's principal place of business is 2829 South University Drive, Fargo, North Dakota 58109.

Item 2(c).     CITIZENSHIP:

               The Reporting Person is a citizen of the United States.

Item 2(d).     TITLE OF CLASS OF SECURITIES:

               The class of equity securities to which this Statement relates is the Class A Common Stock, $.01 par value, of the Issuer (the "Class A Common Stock").

Item 2(e).     CUSIP NUMBER:

               The CUSIP number of the Common Stock is 749413 10 0.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13d-2(b), CHECK WHETHER THE FILING PERSON IS A:

               Not Applicable.

Item 4.        OWNERSHIP:

       (a)     Amount Beneficially Owned:  7,459,492

       (b)     Percent of Class:  56.6%

       (c)     Number of shares as to which such person has:

       (i)     sole power to vote or to direct the vote.............   7,459,492


                                   Page 3 of 5

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       (ii)    shared power to vote or to direct the vote...........           0

       (iii)   sole power to dispose or to direct the
               disposition of.......................................   7,459,492

       (iv)    shared power to dispose or to direct the
               disposition of.......................................           0

______________________

               (1) Includes 7,458,492 shares of Class A Common Stock issuable upon conversion of 7,458,492 shares of Class B Common Stock. Does not include 12,903 shares of Class A Common Stock owned by Mr. Offutt's spouse to which Mr. Offutt disclaims any beneficial interest. Mr. Offutt has no power to direct the investment or voting decisions of his spouse.

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               Not Applicable.

Item 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

               Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
               COMPANY:

               Not Applicable.

Item 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               Not Applicable.

Item 9.        NOTICE OF DISSOLUTION OF GROUP:

               Not Applicable.

Item 10.       CERTIFICATION:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.


                                   Page 4 of 5

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SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 1997.



/s/ Ronald D. Offutt
--------------------
Ronald D. Offutt


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